                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              USA DETERGENTS, INC.
                       (Name of Subject Company (issuer))

                            CHURCH & DWIGHT CO., INC.
                       (Name of Filing Persons (offeror))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   902938 10 9
                      (CUSIP Number of Class of Securities)

                                MARK A. BILAWSKY
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            CHURCH & DWIGHT CO., INC.
                            469 NORTH HARRISON STREET
                        PRINCETON, NEW JERSEY 08543-5297
                                 (609) 683-5900


   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:

                              RONALD S. BEARD, ESQ.
                          GIBSON, DUNN & CRUTCHER, LLP
                                  4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (949) 451-3800


                            CALCULATION OF FILING FEE

===============================================================================
      TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
         NOT APPLICABLE                             NOT APPLICABLE
===============================================================================


* Set forth the amount on which the filing fee is calculated and state how it was determined.


        [x] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

     THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, dated as of April 10, 2001 (the "Amendment No. 1"), is entered into by and among CHURCH & DWIGHT CO., INC., a Delaware corporation ("Parent"), US ACQUISITION CORP., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Parent, and USA DETERGENTS, INC., a Delaware corporation (the "Company"), with respect to that certain Agreement and Plan of Merger, dated as of March 30, 2001 (the "Agreement"), by and among Parent, Purchaser and the Company.

     NOW, THEREFORE, the Company, Parent and Purchaser hereby agree to amend the first sentence of Section 1.1(b) of the Agreement in its entirety as follows:

          (b) The Offer will initially be scheduled to expire twenty-five (25) Business Days following the commencement thereof (the initial "Expiration Date," and any expiration date established pursuant to an authorized extension of the Offer, as so extended, also an "Expiration Date").

     IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first written above.

                                          PARENT:

                                          Church & Dwight Co., Inc.
                                          a Delaware corporation

                                          By: /s/ ROBERT A. DAVIES, III
                                            ------------------------------------
                                          Name: Robert A. Davies, III
                                          Title: Chairman and Chief Executive
                                                 Officer

                                          PURCHASER:

                                          US Acquisition Corp.,
                                          a Delaware corporation

                                          By: /s/ ROBERT A. DAVIES, III
                                            ------------------------------------
                                          Name: Robert A. Davies, III
                                          Title: Chairman and Chief Executive
                                                 Officer

                                          THE COMPANY:

                                          USA Detergents, Inc.,
                                          a Delaware corporation

                                          By: /s/ URI EVAN
                                            ------------------------------------
                                          Name: Uri Evan
                                          Title: Chairman and Chief Executive
                                                 Officer